[Letterhead of Mobileye B.V.]

February 7, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mobileye B.V. Request for Withdrawal of Registration on Form F-3AR (File No. 333-206573)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Mobileye B.V. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to immediately withdraw the Company’s Registration Statement (File No. 333-206573) on Form F-3ASR filed with the Commission on August 26, 2015, including all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company requests that the Registration Statement be withdrawn in connection with the previously announced tender offer for all of the outstanding ordinary shares, nominal value €0.01, of the Company by Cyclops Holdings, LLC (“Purchaser”), a wholly owned subsidiary of Intel Corporation (“Intel”), pursuant to a Purchase Agreement, dated March 12, 2017, by and among the Company, Intel and Purchaser.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. No securities were sold in connection with or pursuant to the Registration Statement. The Company understands that the fee paid in connection with the Registration Statement will not be refunded.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Anna T. Pinedo of Morrison & Foerster LLP at (212) 468-8179 or via email at APinedo@mofo.com.

Yours truly,

MOBILEYE B.V.

By:	/s/ Amnon Shashua
Name:	Amnon Shashua
Title:	Chief Executive Officer and
Chief Technology Officer

cc:	Anna T. Pinedo, Morrison & Foerster LLP